SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 1)*

American DG Energy Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

025398108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025398108

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only) In Holdings Corp.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,961,905

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,961,905

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,961,905

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 12.8%

12.	Type of Reporting Person* CP

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 025398108

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only) Konstantinos Samaras

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,961,905

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,961,905

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,961,905

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 12.8%

12.	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 025398108

Item 1(a).	Name of Issuer: American DG Energy Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 45 First Avenue, Waltham, MA 02451

Item 2(a).	Name of Person Filing: In Holdings Corp. Konstantinos Samaras
Item 2(b).	Address of Principal Offices or, if none, Residence: Calle 50 No. 2 Edif Universal Planta Baja Apartado 0816-02580 Republic of Panama
Item 2(c).	Citizenship: In Holdings Corp. was incorporated in Panama. Konstantinos Samaras is a citizen of Greece.
Item 2(d).	Title of Class of Securities: Common Stock, par value $.001 per share
Item 2(e).	CUSIP Number: 025398108

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 025398108

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

4,961,905. This amount consists of: (a) 200,000 shares of American DG Energy Inc. (“ADGE”) common stock, par value $0.001 per share (“ADGE Common Stock”) directly held by In Holdings Corp.; and (b) 4,761,905 shares of ADGE Common Stock that In Holdings Corp. has the right to acquire pursuant to currently convertible 8% senior debentures or 8% senior debentures that become convertible within 60 days of execution of this Schedule 13G. Konstantinos Samaras exercises sole voting and/or dispositive power with respect to the shares of ADGE Common Stock that In Holdings Corp. holds or has the right to acquire pursuant to the 8% senior debentures.

(b) Percent of class: 12.8% (based on 34,034,496 shares of ADGE Common Stock as of December 31, 2008).
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 4,961,905
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 4,961,905
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 025398108

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 11, 2009

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

CUSIP No. 025398108

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of common stock of American DG Energy Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 11th day of February, 2009.

/s/ Konstantinos Samaras
(Signature)

Konstantinos Samaras
(Name/Title)

IN HOLDINGS CORP.
/s/ Konstantinos Samaras
(Signature)

Konstantinos Samaras, as
authorized person
(Name/Title)